

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 26, 2017

Kaylene M. Lahn
Senior Vice President and Corporate Secretary
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, WA 98501

> **Re:** **Heritage Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed October 19, 2017**
> **File No. 333-221013**

Dear Ms. Lahn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc:     John F. Breyer, Jr., Esq.